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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D

                                 (RULE 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(a)
                               (AMENDMENT NO. 8)*

                            NSTOR TECHNOLOGIES, INC.
                            ------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.05 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                   67018N 10 8
                                 --------------
                                 (CUSIP Number)

                                Mr. H. Irwin Levy
                            nStor Technologies, Inc.
                              100 Century Boulevard
                         West Palm Beach, Florida 33417
                                 (561) 641-3100
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                DECEMBER 29, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).


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                                  SCHEDULE 13D

----------------------                                   ----------------------
CUSIP NO. 67018N 10 8                                    PAGE 2 OF 6 PAGES
----------------------                                   ----------------------

----------- -------------------------------------------------------------------

            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS
            H. Irwin Levy

----------- -------------------------------------------------------------------

            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    2
                                                                 (b)  [X]
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            SEC USE ONLY
    3

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            SOURCE OF FUNDS
    4
            PF

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            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) or 2(e)  [ ]

----------- -------------------------------------------------------------------

            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            U.S.A.

------------------------------ --------- --------------------------------------

                                         SOLE VOTING POWER
                                  7
                                         7,686,061

                               --------- --------------------------------------

          NUMBER OF                      SHARED VOTING POWER
           SHARES                 8
        BENEFICIALLY
          OWNED BY             --------- --------------------------------------
            EACH
          REPORTING                      SOLE DISPOSITIVE POWER
           PERSON                 9
            WITH
                                         7,686,061

                               --------- --------------------------------------

                                         SHARED DISPOSITIVE POWER
                                  10

----------- -------------------------------------------------------------------

            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            7,686,061

----------- -------------------------------------------------------------------

            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES  [ ]
    12

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            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            21.1%

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    14      TYPE OF REPORTING PERSON

            IN

----------- -------------------------------------------------------------------
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                                  SCHEDULE 13D

                                                               PAGE 3 OF 6 PAGES

ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the shares of Common Stock, par value $.05 per share (the "Common Stock"), of nStor Technologies, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 10140 Mesa Rim Road, San Diego, California 92121.

ITEM 2.   IDENTITY AND BACKGROUND.

Item 2 is hereby amended by deleting the text in its entirety and substituting in its place the following:

(a)      Name:                      H. Irwin Levy

(b)      Business address:          100 Century Boulevard
                                    West Palm Beach, Florida 33417

(c)      Present principal occupation:

Mr. Levy is a private investor. He currently serves as the Chairman of the Board of Directors of the Company and several other corporations including MLL Corp. (through which he beneficially owns 335,897 shares of the Company's Common Stock) and Hilcoast Development Corp. (through which he beneficially owns 550,000 shares of the Company's Common Stock).

(d)      Criminal Proceedings:

During the past five (5) years, Mr. Levy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      Civil Proceedings:

During the past five (5) years, Mr. Levy has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Citizenship:      U.S.A.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The stock issued to Mr. Levy as described in Item 5 (c) (vii) was issued to Mr. Levy as consideration for loans made to the Company by Mr. Levy.


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                                  SCHEDULE 13D

                                                               PAGE 4 OF 6 PAGES


ITEM 4.   PURPOSE OF TRANSACTION.

Purpose of the acquisition of the securities of the Company: Investment

(a) The reporting person has no specific plan or proposal to acquire additional securities of the Company or to dispose of any securities of the Company. However, as an investor, the reporting person reviews from time to time the performance of all of his investments, including, but not limited to the securities of the Company and may in the future acquire or dispose of additional securities of the Company.

(b)      None.
(c)      None.
(d)      None.
(e)      None.
(f)      None.
(g)      None.
(h)      None.
(i)      None.
(j)      None.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

This Amendment to Schedule 13D reflects a change in the number of shares and the percentage interest represented thereby of the Company's Common Stock held by the reporting person as a result of the transactions described in 5(c) below.

(a) Mr. Levy is currently the beneficial owner of 7,686,061 shares of the Company's Common Stock representing 21.1% of the Company's Common Stock. Of these, (i) 6,460,164 shares are held directly by Mr. Levy including 4,000 shares owned jointly with Mr. Levy's wife; (ii) 335,897 shares are held by MLL Corp., a Florida corporation, of which Mr. Levy is the majority shareholder ("MLL"); (iii) 200,000 shares are issuable upon the conversion of currently exercisable warrants held by Mr. Levy;
         (iv) 50,000 shares are issuable upon the exercise of currently exercisable warrants held by Hilcoast Development Corp., a Delaware corporation, of which Mr. Levy is the majority shareholder ("Hilcoast"); (v) 140,000 shares are issuable upon the exercise of currently exercisable stock options held by Mr. Levy; and (vi) 500,000 shares are issuable upon the conversion of currently outstanding shares of the Company's Series E Convertible Preferred Stock held by Hilcoast.

(b) Mr. Levy has sole dispositive and voting power over 7,682,061 shares of the Company's Common Stock. Mr. Levy has shared dispositive and voting power over 4,000 shares of the Company's Common Stock.

(c) Since the most recent filing on Schedule 13D made by Mr. Levy on December 16, 1999, Mr. Levy has effected the following transactions involving the Company's Common Stock:


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                                  SCHEDULE 13D

                                                               PAGE 5 OF 6 PAGES



         (i) On January 3, 2000, Mr. Levy sold 1,500 shares of the Company's Common Stock at $2.625. This transaction was reported on Mr. Levy's Form 4 for January 2000.

         (ii) On January 25, 2000, Mr. Levy gifted 150,000 shares of the Company's Common Stock to a public charity. This transaction was reported on Mr. Levy's Form 4 for January 2000.

         (iii) On July 7, 2000, the Company's Series C Convertible Preferred Stock held by Mr. Levy automatically converted into 3,000,000 shares of the Company's Common Stock at a conversion price of $1.00 per share. The conversion price was set at $1.00 which exceeded the market price on the two occasions Mr. Levy acquired the Series C Convertible Preferred Stock in September and October 1998. This transaction was reported on Mr. Levy's Form 4 for July 2000.

         (iv) On October 1, 2000, warrants to purchase 65,000 shares of the Company's Common Stock expired unexercised. This transaction was reported on Mr. Levy's Form 4 for October 2000.

         (v) Effective October 6, 2000, options to purchase 20,000 shares of the Company's Common Stock held by Mr. Levy became exercisable. This transaction was reported on Mr. Levy's Form 4 for October 2000.

         (vi) On October 12, 2000, Mr. Levy purchased 4,000 shares of the Company's Common Stock on the open market at $1.625 per share. This transaction was reported on Mr. Levy's Form 4 for October 2000.

         (vii) In connection with loans made to the Company by Mr. Levy, on December 29, 2000, Mr. Levy was issued a warrant to purchase 200,000 shares of the Company's Common Stock with an exercise price of $2.00 per share. The warrants are exercisable immediately and expire on December 29, 2003. This transaction was reported on Mr. Levy's Form 4 for December 2000.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

None.


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                                  SCHEDULE 13D

                                                               PAGE 6 OF 6 PAGES



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      FEBRUARY  6, 2001
         -----------------------------------

                                                     /s/ H. Irwin Levy
                                                     -------------------------
                                                         H. Irwin Levy